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August 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie, Katherine Bagley, Christie Wong and Terence O’Brien

Re:	Anzu Special Acquisition Corp I Amendment No. 2 to Registration Statement on Form S-4 Filed August 4, 2023 File No. 333-271920

To Whom It May Concern:

On behalf of our client, Anzu Special Acquisition Corp I (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated August 18, 2023, related to the Registrant’s Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-4 (the “Registration Statement”), which was filed on August 4, 2023.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which was filed on the date hereof. In addition, we are also delivering a copy of Amendment No. 3 to the Staff marked to show changes from Amendment No. 2 to Amendment No. 3. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to Amendment No. 2, the Registrant’s responses below refer to Amendment No. 3 and capitalized terms have the same meaning as contained in Amendment No. 3.

U.S. Securities and Exchange Commission

August 23, 2023

Page Two

Amendment No. 2 to Registration Statement on Form S-4 Filed August 4, 2023

Interests of the Sponsor and Anzu’s Directors and Officers in the Business Combination, page 14

1.	We note your amended disclosure in response to comment 2. Please revise your disclosure to clearly state the purpose of the forward purchase agreement, and confirm that you will file the relevant current report noted in Tender Offer Compliance and Disclosure Interpretation 166.01, if applicable.

Response: In response to the Staff’s comment, Registrant respectfully advises the Staff that it has revised its disclosure on pages xv, 10, 131 and 164 of Amendment No. 3. Additionally, Registrant confirms that it will file the relevant current report noted in Tender Offer Compliance and Disclosure Interpretation 166.01, if applicable.

Side Letters with Legacy Forward Purchasers, page 180

2.	We note your revised disclosure and response to comment 11 and reissue in part. Please discuss the reasoning behind the decision to terminate the Legacy Forward Purchase Agreements. Further, please clarify the purpose of the side letter agreements.

Response: The Registrant respectfully advises the Staff that the Registrant has revised its disclosure on pages 10, 15, 166 and 167 of Amendment No. 3 to discuss the reasoning behind the decision to terminate the Legacy Forward Purchase Agreements and to clarify the purpose of the side letter agreements.

Background of the Business Combination, page 186

3.	We note your response to previous comment 9 and reissue in part. Please further revise your disclosure throughout this section to include detailed descriptions of negotiations relating to material terms of the PIPE Transaction, the proposed Envoy Conversions, and the Exchange Offer. In this regard, please explain the terms of such agreements, each party's position on such issues, and how you reached agreement on the final terms and agreements. As a related matter, we note your response to comment 8. Please revise your disclosure in the background of the business combination section to further discuss any negotiations related to Anzu no longer being required to have at least $43,913,470 in the Trust Account. In this regard, we note your revised disclosure that "the parties agreed to establish a threshold which required Anzu to retain at least $40 million in the Trust Account at the Extension," "[o]n December 20, 2022, Dr. Haring-Smith shared a final version of the Term Sheet that aimed to clarify that the Trust Account would need to retain more than $40 million during the planned Extension as part of remaining listed on a major national exchange;" and "The result of this effort by Anzu management was that over $40 million was retained in the Trust Account at the Extension." However, it is unclear how the parties arrived at the determination that there would be no minimum cash condition at closing.

U.S. Securities and Exchange Commission

August 23, 2023

Page Three

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 171 and 175 of Amendment No. 3. In addition, as discussed with the Staff on August 18, 2023, the requirement to have at least $43,913,470 in the Trust Account was a representation that applied as of the date of the Business Combination Agreement and it was never intended to be, and is not, a minimum cash condition for the Closing.

4.	We note your responses to comments 10 and 14, but we are not persuaded by your responses. We further note that Item 4(b) of Form S-4 requires that the information required by Item 1015(b) of Regulation M-A be provided with respect to a report, opinion, or appraisal that is (i) materially related to the transaction and (ii) referred to in the prospectus. Accordingly, please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A with regard to MCRA and any other "[t]hird party diligence providers" and industry-relevant consultants that have produced material reports, opinions, or appraisals.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant does not believe that any of the due diligence materials referenced constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As disclosed in the Registration Statement, the Registrant’s board of directors and its representatives reviewed due diligence summaries with respect to Envoy prepared by professional advisors, including MCRA, a medical device consultant (collectively, such due diligence summaries, the “Due Diligence Summaries”). The Due Diligence Summaries were prepared by the Registrant’s professional advisors to assist the Registrants in its due diligence of certain aspects of Envoy’s business, including with respect to the prospects for FDA regulatory approval of the Acclaim implant device and the potential for insurance reimbursement for the Acclaim, based on each of the advisor’s respective review of due diligence materials provided by Envoy throughout the due diligence process. MCRA and the other third-party diligence providers were not asked or engaged to provide, nor did they provide, any conclusions with respect to these matters. The conclusions with respect to these matters, including the prospects for FDA regulatory approval of the Acclaim and the potential for insurance reimbursement of the Acclaim, were those of the Registrant, its management and its board of directors, not of MCRA or any other third-party diligence providers. In response to the Staff’s comment, the Registrant has revised the disclosure on pages 174, 175, 178 and 179 of Amendment No. 3 to clarify these points.

U.S. Securities and Exchange Commission

August 23, 2023

Page Four

The Anzu Board’s Reasons for the Business Combination, page 197

5.	We note your response to comment 13, and your revised disclosure on page 197 including the following statements:

●	"Based on these peer companies, the Anzu Board considered what discount level would be sufficient to reflect the early-stage development of Envoy relative to its publicly traded peers, the technological risks associated with an early stage device, and the fact that Envoy does not have a currently commercialized business, unlike its publicly traded peers;" and

●	"The Anzu Board believed this valuation reflected a significant discount that was sufficient to establish an attractive entry point for Anzu stockholders. Given these factors, the Anzu Board concluded that the valuation of Envoy represented a reasonable entry valuation for Anzu’s stockholders."

Please revise your disclosure to present the analyses conducted and considered by the Anzu Board to arrive at its valuation of New Envoy. For example, please disclose how you selected each of the comparable companies, given your disclosure that these companies are publicly traded and are currently selling partially implanted devices. Please also disclose how you considered the revenues, earnings, and market capitalizations of the incumbent competitors currently selling partially-implanted devices to determine the discount level that would be sufficient to reflect the early-stage development of Envoy relative to its peers. Provide any relevant assumptions related to your analyses.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on page 178 of Amendment No. 3.

6.	We note your response to comment 11 that the Board held general discussions with multiple potential parties regarding a third party fairness opinion but did not believe a fairness opinion to be appropriate, given the necessary valuation methodology. Please revise your disclosure to describe the relevant experience and knowledge of the the Board on which it relied to reach the conclusions regarding the advisability and fairness of the merger agreement.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure beginning on page xi of Amendment No. 3.

U.S. Securities and Exchange Commission

August 23, 2023

Page Five

Contractual Obligations, page 214

7.	We note your response to previous comment 15 and reissue in part. Please revise your disclosure to address the following:

●	Describe the "industry developments" that preceded one of the two underwriter resignations.

●	We note your disclosure that the waiver of deferred underwriter fees is "consistent with market practice by many other underwriters to other special purpose acquisition companies." Please revise or remove this disclosure, as appropriate, for consistency with the disclosure in your risk factor on page 75 that "the waiver of a deferred underwriting fee is unusual and some investors may find the Business Combination less attractive as a result."

●	Please clarify the SPAC’s current relationship with the underwriters.

●	Given that both of your underwriters resigned after you began searching for targets, please affirmatively disclose whether one or both of the underwriters had any role in the identification or evaluation of business combination targets.

●	Revise the risk factor disclosure to explicitly clarify that the underwriters have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosure on pages 69 and 192 of Amendment No. 3.

General

8.	We note your disclosure in response to comment 20, including the amended disclosure in footnote 3 on page 5 that the maximum redemption scenario "[a]ssumes that 4,312,774 shares of Anzu common stock, or 100% of public shares outstanding are redeemed, of which 4,300,000 shares are recycled by Meteora Parties, and 86,000 shares are issued to Meteora Parties as 2% share consideration." Please clarify the meaning of "are recycled" as it is used in this disclosure.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the Registrant has amended its disclosure on pages 5, 61, 140, and 245 of Amendment No. 3.

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U.S. Securities and Exchange Commission

August 23, 2023

Page Six

The Registrant respectfully believes that the information contained herein and the modifications reflected in Amendment No. 3 are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/ David P. Slotkin
Name: David P. Slotkin

cc:	Dr. Whitney Haring-Smith, Chairman and Chief Executive Officer, Anzu Special Acquisition Corp I
Daniel J. Hirsch, Chief Financial Officer, Corporate Secretary and Director, Anzu Special Acquisition Corp I
Justin R. Salon, Morrison & Foerster LLP
Andrew P. Campbell, Morrison & Foerster LLP